SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Results of the 40th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW millions, except for EPS)

The 40th Fiscal Year (Year-end on December 31, 2021)

Consolidated	Total Assets	37,159,341	Revenues	24,898,005
	Total Liabilities	20,592,180	Operating Income	1,671,824
	Share Capital	1,564,499	Net Income	1,459,395
	Total Equity	16,567,161	Basic EPS (KRW)	5,759

KT Separate	Total Assets	29,362,369	Revenues	18,387,434
	Total Liabilities	15,497,475	Operating Income	1,068,273
	Share Capital	1,564,499	Net Income	990,491
	Total Equity	13,864,894	Basic EPS (KRW)	4,211

Audit Opinions		Consolidated	Unqualified
		KT Separate	Unqualified

2. Resolution of Dividends

- Type of Dividend			Cash Dividend

- Cash Dividend per Share (KRW)			1,910

- Total Amount of Cash Dividends (KRW)			450,393,558,860

- Dividend Yield (%)			5.9

3. Result of Resolutions

Agenda No. 1. Approval of Financial Statements for the 40th Fiscal Year

g Approved as originally proposed

Agenda No. 2. Amendment to the Articles of Incorporation

•  Agenda No. 2-1 Amendment to add items in Business Purposes

g Approved as originally proposed

•  Agenda No. 2-2 Change in notification method

g Approved as originally proposed

•  Agenda No. 2-3 Diversification of shareholders return method

g Approved as originally proposed

•  Agenda No. 2-4 Clarification of Regulations

g Approved as originally proposed

Agenda No. 3. Election of Directors

•  Agenda No. 3-1 Inside Director Candidate - Mr. Jong-Ook Park

g Withdrew the agenda by resignation of the candidate

•  Agenda No. 3-2 Inside Director Candidate - Mr. Kyoung-Lim Yun

g Approved as originally proposed

•  Agenda No. 3-3 Outside Director Candidate - Mr. Hee-Yol Yu

g Approved as originally proposed

•  Agenda No. 3-4 Outside Director Candidate - Mr. Yong-Hun Kim

g Approved as originally proposed

•  Agenda No. 3-5 Outside Director Candidate - Mr. Benjamin Hong

g Approved as originally proposed

Agenda No. 4. Election of Member of the Audit Committee : Mr. Yong-Hun Kim

g Approved as originally proposed

Agenda No. 5. Approval of Ceiling Amount on Remuneration of Directors

g Approved as originally proposed

Agenda No. 6. Amendment to Severance Pay Regulations for Executives

g Approved as originally proposed

4. Date of Annual General Meeting of Shareholders			March 31, 2022

5. Reference			The AGM Notice filed on February 21, 2022